SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   [   ]          Form 40-F   [ X  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   [   ]          No   [ X  ]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 11, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers R.D. Rogers Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

SHAW COMMUNICATIONS INC.

SHAW/CANCOM BANK FINANCING

Calgary, Alberta, February 11, 2003—Shaw Communications Inc. (Shaw) and its subsidiary Canadian Satellite Communications Inc. (Cancom) have previously disclosed their intention to renegotiate the existing $350 million senior credit facility of Cancom. Today Shaw and Cancom announce that they have successfully completed a refinancing through a $350 million loan obtained by Shaw from a syndicate of banks co-led by The Toronto-Dominion Bank and Scotiabank. “We are very pleased with this financing and the vote of confidence it represents from the syndicate of banks” said Jim Shaw, Chief Executive Officer of Shaw. The proceeds of the loan were invested by Shaw in preferred shares of Cancom, who used the proceeds of the investment primarily to repay in full the loans outstanding under its $350 million senior credit facility.

Shaw expects that the refinancing will reduce consolidated interest expense by approximately $5 million per year. The new $350 million loan, which is unsecured and ranks pari passu with other Shaw debt, is subject to essentially the same terms and conditions as the existing Shaw bank credit facility except that the principal matures in three years whereas the amortization schedule for the reduction of the approximately $1.375 billion available under the existing Shaw credit facility is as follows: 5% on October 31, 2003, 5% on April 30, 2004, 7.5% on October 31, 2004, 7.5% on April 30, 2005, 12.5% on October 31, 2005, 12.5% on April 30, 2006, 25% on October 31, 2006, and 25% on April 30, 2007.

As part of the refinancing, the Cancom senior credit facility has been cancelled. However, Cancom and its wholly-owned subsidiary Star Choice Communications Inc. (Star Choice) will continue to have available their own operating credit facilities in the amounts of $10 million and $5 million, respectively. Also as part of the refinancing, Cancom agreed to comply with the covenants applicable under Shaw’s credit facilities and Star Choice agreed to amend the terms of the existing $500 million unsecured subordinated intercompany debenture of Cancom which is held by Star Choice in order to assist Cancom in achieving that result. The amendments extend the maturity date of the the intercompany debenture to December 15, 2005 and give Cancom the option, but not the obligation, of satisfying this maturity by delivering either senior preferred shares of Cancom or Class B non-voting shares of Shaw, in either case having a redemption value or fair market value, as applicable, exceeding the principal amount of the debenture, and resulting in the intercompany debenture receiving equity-like treatment for purposes of the covenants under the Shaw credit facilities to which Cancom is now subject. Cancom has no obligation to deliver either type of shares to satisfy this obligation and Shaw has no obligation to issue any Class B non-voting shares for this purpose and does not foresee the need to do so.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us to predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

If you should have any further questions, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500